UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

TransAct Technologies Incorporated

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

892918103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892918103
1.	Names of Reporting Persons Jeffrey M. Bernstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Sates

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 2,584
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 818,167*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 818,167*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.2%**
12.	Type of Reporting Person (See Instructions) IN

*	Messrs. Bernstein and Silverberg jointly manage discretionary LPOA brokerage accounts at the introducing broker, Beech Hill Securities, and as principals in the Registered Investment Advisor, Silverberg Bernstein Capital Management LLC. Messrs. Bernstein and Silverberg disclaim beneficial ownership of these shares.

**	Based upon the number of shares outstanding listed on the latest form 10Q filed by the Issuer.

CUSIP No. 892918103
1.	Names of Reporting Persons Irwin Silverberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Sates

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 154,546
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 818,167*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 818,167*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.2%**
12.	Type of Reporting Person (See Instructions) IN

*	Messrs. Bernstein and Silverberg jointly manage discretionary LPOA brokerage accounts at the introducing broker, Beech Hill Securities, and as principals in the Registered Investment Advisor, Silverberg Bernstein Capital Management LLC. Messrs. Bernstein and Silverberg disclaim beneficial ownership of these shares.

**	Based upon the number of shares outstanding listed on the latest form 10Q filed by the Issuer.

Item 1(a).	Name of Issuer

TransAct Technologies Incorporated (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

One Hamden Center 2319 Whitney Avenue, Suite 3B Hamden, CT 06518

Item 2(a).	Names of Persons Filing

This Schedule 13G is filed jointly by:

Jeffrey M. Bernstein

Irwin Silverberg

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Each Reporting Person expressly declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

c/o Silverberg Bernstein Capital Management LLC, 4 Miller Circle, Armonk, NY 10504

Item 2(c).	Citizenship

Jeffrey Bernstein - United States

Irwin Silverberg – United States

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number

892918103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b)	Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d)	Investment company registered under Section 8 of the Investment Company Act.

☐	(e)	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g)	A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h)	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i)	A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j)	Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.

Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Pages and is incorporated herein by reference.

The Reporting Persons expressly declare that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 5, 2024

/s/ Jeffrey M. Bernstein
Name: Jeffrey M. Bernstein

/s/ Irwin Silverberg
Name: Irwin Silverberg

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)